S I L V E R    S C R E E N    P A R T N E R S   I V,   L. P.
                                    F i r s t
                                  Q u a r t e r
                                   R e p o r t
                         M a r c h    3 1 ,    1 9 9 7

DEAR LIMITED PARTNER:

     The 1997 first quarter cash distribution totals $7 million, bringing total distributions since the Partnership's inception in 1988 to $585 million.

     First quarter revenue was generated principally from a Revenue Shortfall Payment from Buena Vista for "Blame It on the Bellboy." This is the final Revenue Shortfall Payment the Partnership is due to receive. In addition, "The Little Mermaid" and "Beauty and the Beast" produced Partnership revenue this quarter from sales of film-related merchandise.

     Partnership revenue in the future is expected to be generated from the 33 films in the portfolio as they continue to travel through the U.S. and foreign television markets and from the Disney buyout of the Silver Screen IV-Disney Joint Venture. As always, distributions depend on the amount of revenue generated each quarter. There may be quarters when revenue is insufficient to justify making a cash distribution.

     Between now and the dissolution of the Partnership, current expectations are that, after the current distribution and expenses, Silver Screen Partners IV will distribute an additional $292 to $322 per unit to investors (this amount includes all anticipated future quarterly distributions and the buyout proceeds from Disney). The closing of the purchase by Disney is scheduled to occur on November 30, 1998. The final distribution and dissolution of the Partnership is expected to take place before December 31, 1998. These figures and dates represent our best estimates as of today.

     As you may be aware, a number of private investment groups have sent out correspondence relating to a tender offer for units in Silver Screen Partners IV, and there may be other such offers in the future. Silver Screen Partners IV and Silver Screen Management Services, Inc. are not affiliated in any way with these firms and can make no recommendation as to the merits of any past or future tender offer. If and when you receive such solicitations, unless you are interested in selling your units, no action by you is required. We hope this information will help you in evaluating the various bids from the tender offer groups.

     Our Second Quarter Report will be mailed to you in July. If you need any assistance in the meantime, please contact our Investor Relations Department between the hours of 10 A.M. and 2 P.M., Eastern Standard Time.


Sincerely,


/s/ Roland W. Betts                    /s/ Tom  A. Bernstein
--------------------                   ---------------------
Roland  W.  Betts                      Tom  A. Bernstein
President                              Executive Vice President

B A L A N C E   S H E E T S
   (Unaudited)
---------------------------

                                                    March 31,       December 31,
                                                       1997             1996
                                                   ------------     ------------

ASSETS
Current Assets:
Cash ...........................................    $    269,129    $    314,835
Temporary investments (at cost, plus accrued
  interest, which approximates market) .........       8,220,620      25,794,708
                                                    ------------    ------------
Total current assets ...........................       8,489,749      26,109,543
Investment in Joint Venture ....................      72,849,037      74,211,904
                                                    ------------    ------------
                                                    $ 81,338,786    $100,321,447
                                                    ============    ============
LIABILITIES AND PARTNERS' EQUITY
Current liabilities:
Due to managing general partner ................    $     46,676    $      4,960
Accrued unincorporated business tax ............         153,419         153,419
Overhead fees payable ..........................            --        23,839,420
                                                    ------------    ------------
Total liabilities ..............................         200,095      23,997,799
                                                    ------------    ------------
Partners' equity:
General partners ...............................            --              --
Limited partners ...............................      81,138,691      76,323,648
                                                    ------------    ------------
Total partners' equity .........................      81,138,691      76,323,648
                                                    ------------    ------------
                                                    $ 81,338,786    $100,321,447
                                                    ============    ============


                       See notes to financial statements.

S T A T E M E N T S   O F   O P E R A T I O N S
   (Unaudited)
-----------------------------------------------

                                                    Three Months    Three Months
                                                        Ended          Ended
                                                      March 31,      March 31,
                                                         1997           1996
                                                      -----------    -----------

REVENUES:
Income from Joint Venture ......................     $ 4,903,755     $16,971,450
Interest income ................................          82,665         568,369
                                                     -----------     -----------
                                                       4,986,420      17,539,819
COSTS AND EXPENSES:
General and administrative expenses ............         171,377         990,317
                                                     -----------     -----------
Net income .....................................     $ 4,815,043     $16,549,502
                                                     ===========     ===========
NET INCOME ALLOCATED TO:
General partners ...............................     $   481,504     $   165,495
Limited partners ...............................       4,333,539      16,384,007
                                                     -----------     -----------
                                                     $ 4,815,043     $16,549,502
                                                     ===========     ===========
Net income per a $500 limited partnership
  unit (based on 800,000 units outstanding) ....     $      5.42     $     20.48
                                                     ===========     ===========


                       See notes to financial statements.



S T A T E M E N T S   O F  P A R T N E R S '   E Q U I T Y
(Unaudited)
----------------------------------------------------------

                          Year Ended December 31, 1996
                      and Three Months Ended March 31, 1997

                                                      General          Limited
                                                      Partners         Partners           Total
                                                   -------------      -----------      -----------
Balance, January 1, 1996 ......................     $      --      $ 112,802,947    $ 112,802,947
Net income, 1996 ..............................       2,908,830       72,652,274       75,561,104
Distributions, 1996 ...........................      (6,840,403)    (105,200,000)    (112,040,403)
Allocation under Treasury Regulation
   Section 1.704-1(b) .........................       3,931,573       (3,931,573)            --
                                                    -----------    -------------    -------------
Balance, December 31, 1996 ....................            --         76,323,648       76,323,648
Net income, three months 1997 .................         481,504        4,333,539        4,815,043
Distributions during three months 1997.........            --               --               --
Allocation under Treasury Regulation
   Section 1.704-1(b) .........................        (481,504)         481,504             --
                                                    -----------    -------------    -------------
                                                    $      --      $  81,138,691    $  81,138,691
                                                    ===========    =============    =============


                       See notes to financial statements.

S t a t e m e n t s   o f   C a s h   F l o w s
   (Unaudited)
-----------------------------------------------

                                                  Three Months    Three Months
                                                      Ended            Ended
                                                 March 31, 1997   March 31, 1996
                                                  ------------     ------------


CASH FLOWS FROM OPERATING ACTIVITIES:
Net income .....................................   $  4,815,043    $ 16,549,502
Adjustments to reconcile net income
  to net cash provided by operating
  activities:
Decrease (increase) in accrued
   interest receivable .........................        136,621         (43,340)
Charge on overhead fee payable .................         13,244         564,552
Net change in operating assets
   and liabilities:
Increase in due to managing general partner ....         41,716          66,623
                                                   ------------    ------------
Net cash provided by operating activities ......      5,006,624      17,137,337
                                                   ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investment in Joint Venture ........      1,362,866       4,716,757
Sale (purchase) of temporary investments, net ..     17,437,468      (6,079,353)
                                                   ------------    ------------
Net cash provided by (used in)
  investing activities .........................     18,800,334      (1,362,596)
                                                   ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to partners ......................           --       (12,121,212)
Decrease in overhead fee payable ...............    (23,852,664)     (4,000,000)
                                                   ------------    ------------
Net cash used in financing activities ..........    (23,852,664)    (16,121,212)
                                                   ------------    ------------
Net decrease in cash ...........................        (45,706)       (346,471)
Cash, beginning of year ........................        314,835         392,505
                                                   ------------    ------------
Cash at end of three months ....................   $    269,129    $     46,034
                                                   ============    ============


                       See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Temporary Investments
---------------------

Temporary investments represent investments in commercial paper.


Investment in Joint Venture
---------------------------

The Partnership entered into a Letter Agreement (the "Buyout Agreement") with Disney dated September 11, 1995 providing for the sale to Disney of all of the Partnership's interest in the Joint Venture. The Buyout Agreement provides for the payment of the purchase price of $330,000,000 in cash (subject to certain adjustments with respect to revenues received from the exploitation of animated films). Closing is scheduled to occur on November 30, 1998 subject to satisfaction of certain customary conditions. In addition to the purchase price, the Buyout Agreement provides that Buena Vista Pictures Distribution, Inc. ("BV") will continue to account for and make payments to the Joint Venture, as required by the Distribution Agreement for all revenues received by BV through April 30, 1998.

As a result of the Buyout Agreement, the Partnership began using the cost method of accounting starting January 1, 1996. Under the cost method, distributions received are recognized as income and investments will be reduced in proportion that actual cash received bears to ultimate revenues expended.

The investment in the Joint Venture was accounted for using the equity method of accounting. Under the equity method, the investment was initially recorded at cost, and was thereafter increased by additional investments, adjusted by the Partnership's share of the Joint Venture's results of operations and reduced by distributions received from the Joint Venture. The Joint Venture's fiscal year ends September 30, while the Partnership's fiscal year ends December 31.


Overhead Fees Payable
---------------------

     The Partnership Agreement provided that overhead fees received by the Partnership for the benefit of the Managing General Partner ("MGP") would remain on account with the Partnership with the understanding that the MGP would draw from such account from time to time, in order to cover its actual operating expenses not reimbursed from other sources. Such amounts were included in the temporary investments and earned interest which accrued to the Partnership. The remaining fees on account earned 10% per annum (compounded quarterly) for the MGP. The amount included in general and administrative expenses for the three months ended March 31, 1997 is $13,244. Pursuant to the Partnership Agreement, the overhead was paid on January 2, 1997.

Silver Screen Management Services, Inc.
Chelsea Piers-Pier 62
Suite 300
New York, NY 10011
(212) 336-6700
Recorded News Update:
(800) 444-SILV